SOSID: 1330011
Date Filed: 7/26/2013 9:22:00 AM
Elaine F. Marshall
North Carolina Secretary of State

C201320600026

ARTICLES OF INCORPORATION
OF
KOOLBRIDGE SOLAR, INC.

The undersigned pursuant to Section 55-2-02 of the North Carolina General Statutes does hereby submit these Articles of Incorporation for the purpose of forming a business corporation under and by virtue of the laws of the State of North Carolina.

1.   NameofCorporation

The name ofthe corporation is Koolbridge Solar, Inc. (the "Corporation").

2.   Business Purpose

The purpose for which the Corporation is organized is to engage in any lawful act or activity for which corporations may be organized under Chapter 55 of the General Statutes of North Carolina.

3. Authorized Shares

The Corporation shall have the authority to issue one hundred million (100,000,000) shares, .0001 dollars, par value per share, all of one class designated Common Stock.

4.   Address

The street address and county of each of the initial registered offices of the Corporation and the principal office of the Corporation is 710-B Waynick Boulevard, New Hanover County, Wrightsville Beach, North Carolina 28480 and the name of the initial registered agent at such address is John Stephen Burnett. The mailing address of each of the initial registered offices of the Corporation and the principal office of the Corporation is Post Office Box 1529, Wrightsville Beach, North Carolina 28480.

5.   incorporator

The name and address of the incorporator are:

NAME: ADDRESS :
J.Phillips L   1912 Eastchester Drive, Suite 218
Johnston   High Point, North Carolina 27265

6. <u>Initially Issued Stock</u>

The initially issued shares of the corporation total 20,000,000 shares, which have been purchased by the directors and officers at par according to the following table:

John Stephen Burnett	8000000
Paul W. Dent	8000000
J. Phillips L. Johnston	2000000
Larry D. Zirbel	2000000

7. <u>Limitation of Directors' Liability</u>

Except to the extent that the North Carolina General Statutes prohibit such limitation or elimination of liability of directors for breaches of duty, no director of the Corporation shall be liable to the Corporation or to any of its shareholders for monetary damages for breach of duty as a director. The Corporation hereby indemnifies the directors for all costs and expenses incurred by any director in connection with the defense of any action or response to any complaint or legal advice concerning any claim brought against a director or directors collectively, or individually by reason of his being or having been a director of the Corporation.

No amendment to or repeal of this provision or adoption of a provision inconsistent herewith shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal of adoption of an inconsistent provision. The provisions of this Article shall not be deemed to limit or preclude indemnification of a director by the Corporation for any liability that has not been eliminated by the provisions of this Article.

8. <u>Self Dealing</u>

No contract or other transaction between the Corporation and any other corporation or other party, in the absence of fraud, shall be affected or invalidated by the fact that one or more directors have an interest in a contract or transaction or are directors or officers of said other corporation, or are in any way connected with such a person or his firm or corporation, and any director or directors, individually or jointly, may be party to such contract or transaction and each and every person who may become a director of the Corporation is hereby relieved of any liability that might otherwise exist from this contracting with the Corporation for the benefit of himself or any firm, association or corporation or subsidiary in which he may be interested. Any director may vote upon any transaction with the Corporation without regard to the fact that he is also a director or officer of any such other firm, association, corporation or subsidiary.

9.   Meetings

Provided that the Corporation is not a public corporation at the time of the taking of such action, any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shareholders entitled to vote thereon were present and voted. A shareholder's consent to action taken without meeting may be made by electronic mail or any other electronic form and delivered by electronic means. Prior notice of any action to be taken without meeting by the shareholders shall not be required to be given to any shareholder.

10.   Communications

To the extent permitted by the North Carolina General Statutes, the Corporation may conduct any transaction or take any action by electronic mail or any other electronic means.

11.   By Laws

The Board of Directors may from time to time make, amend, supplement or repeal the By Laws of the Corporation.

12.   Date of Incorporation

These Articles of Incorporation will be effective upon filing.

IN WITNESS WHEREOF, I have hereunto set my hand this 20th day of July, 2013.



J. Phillips L. Johnston
Incorporator

SOSID: 1330011
Date Filed: 10/9/2013 10:21:00 AM
Elaine F. Marshall
North Carolina Secretary of State

C2013 255 00286

State of North Carolina
Department of the Secretary of State

ARTICLES OF AMENDMENT
BUSINESS CORPORATION

Pursuant to §55-10-06 of the General Statutes of North Carolina, the undersigned corporation hereby submits the following Articles of Amendment for the purpose of amending its Articles of Incorporation.

1. The name of the corporation is: KOOLBRIDGE SOLAR, INC.

2. The text of each amendment adopted is as follows (*State below or attach*):

6. Initially Issued Stock

The initially issued shares of the corporation total 21,000,000 shares, which have been purchased by the directors and officers at par according to the following table:

John Stephen Burnett 8000000
Paul W. Dent 8000000
J. Phillips L. Johnston 2000000
Larry D. Zirbel 2000000 Curt W. Thornton 1000000

3. If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment, if not contained in the amendment itself, are as follows:

N/A

4. The date of adoption of each amendment was as follows: 8/26/2013

5. (Check either a, b, c, or d, whichever is applicable)

a._____The amendment(s) was (were) duly adopted by the incorporators prior to the issuance of shares.
b._____The amendment(s) was (were) duly adopted by the board of directors prior to the issuance of shares.
c._____The amendment(s) was (were) duly adopted by the board of directors without shareholder action as shareholder action was not required because (*set forth a brief explanation of why shareholder action was not required.*)

N/A

d. ✓ The amendment(s) was (were) approved by shareholder action, and such shareholder approval was obtained as required by Chapter 55 of the North Carolina General Statutes.

6.   These articles will be effective upon filing, unless a delayed time and date is specified:

N/A

This the 29th day of _____ August _____, 20 13

Koolbridge Solar, Inc.
_____
Name of Corporation



Signature

Chairman and CEO
_____
Type or Print Name and Title

JOHN STEPHEN BURNETT

NOTES:
1.   Filing fee is $50. This document must be filed with the Secretary of State.

SOSID: 1330011
Date Filed: 3/14/2014 1:00:00 PM
Elaine F. Marshall
North Carolina Secretary of State

C2014 065 01112

State of North Carolina
Department of the Secretary of State

ARTICLES OF AMENDMENT
BUSINESS CORPORATION

Pursuant to §55-10-06 of the General Statutes of North Carolina, the undersigned corporation hereby submits the following Articles of Amendment for the purpose of amending its Articles of Incorporation.

1. The name of the corporation is: KOOLBRIDGE SOLAR, INC.

2. The text of each amendment adopted is as follows (*State below or attach*):

    6. Initially Issued Stock

    The initially issued shares of the corporation total 21,500,000 shares, which have been purchased by the directors and officers at par according to the following table:

John Stephen Burnett	8,000,000		
Paul W. Dent	8,000,000		
J. Phillips L. Johnston	2,000,000		
Larry D. Zirbel	2,000,000		
Curt W. Thornton	1,000,000	Jeffrey SooHoo	500,000

3. If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment, if not contained in the amendment itself, are as follows:

    N/A

4. The date of adoption of each amendment was as follows: March 3, 2014

5. (Check either a, b, c, or d, whichever is applicable)

    a._____The amendment(s) was (were) duly adopted by the incorporators prior to the issuance of shares.
    b._____The amendment(s) was (were) duly adopted by the board of directors prior to the issuance of shares.
    c._____The amendment(s) was (were) duly adopted by the board of directors without shareholder action as shareholder action was not required because (*set forth a brief explanation of why shareholder action was not required.*)

    N/A

    d.__X__The amendment(s) was (were) approved by shareholder action, and such shareholder approval was obtained as required by Chapter 55 of the North Carolina General Statutes.

ARTICLES OF AMENDMENT
Page 2

6.   These articles will be effective upon filing, unless a delayed time and date is specified:

N/A

This the___4th___day of_____March_____, 20_14___

KOOLBRIDGE SOLAR, INC.

Name of Corporation



Signature

JOHN STEPHEN BURNETT
CHAIRMAN & CEO

Type or Print Name and Title

NOTES:
1.   Filing fee is $50. This document must be filed with the Secretary of State.

CORPORATIONS DIVISION   P. O. BOX 29622   RALEIGH, NC 27626-0622
(Revised January 2002)   (Form B-02)